UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38929

Fiverr International Ltd.
(Translation of registrant’s name into English)

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K including its exhibits are incorporated by reference into Fiverr International Ltd. (the “Company”) registration statements on Form F-3 (File No. 333-285050) and Form S-8 (File Nos. 333-232310, 333-237511, 333-248580, 333-253261, 333-262814, 333-262817, 333-270990, 333-270992, 333-277268, 333-277270, 333-285048 and 333-285049) and shall be part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The Company hereby furnishes the following documents as exhibits:

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.2	Company’s Interim Unaudited Consolidated Financial Statements as of June 30, 2025
101	Interactive Data File relating to the materials in this report on Form 6-K is formatted in Extensible Business Reporting Language (XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: July 30, 2025	By: /s/ Ofer Katz Ofer Katz President and Chief Financial Officer